Filed by Vital Energy, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Vital Energy, Inc.

Commission File No.: 001-35380

The following email message was sent by Kim Harding, Vice President, Human Resources of Vital Energy, Inc. (“Vital”), to Vital employees on October 20, 2025. The FAQs document referenced in the email is also included below.

Frequently Asked Questions

for Vital Energy Employees Relating to

the Crescent Energy and Vital Energy Transaction (the “Transaction”)1

October 20, 2025

The information provided below is general in nature and does not attempt to cover all aspects of employment and benefit matters related to the Transaction. Other questions will be addressed in additional FAQs in the coming weeks.

These FAQs do not create a binding agreement with employees. The terms and conditions of all applicable compensation or benefit plan documents, agreements, policies, and programs will control, subject to applicable law.

Transaction Timing

1. What is the timing of the Closing of the Transaction?

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Timing is subject to shareholder and regulatory approvals. This period often takes several months. When all approvals are complete, the merger legally closes (the “Closing”). At that moment, ownership officially transfers, and we become one combined company and employees are formally part of the new organization, though systems and processes may remain separate for a period of time after the Closing.

Employment Offers and Transition Services

2. If I express interest in, apply for, and/or receive an employment offer for a Crescent Energy Company (“Crescent”) position in Houston after the Closing, will I still receive my severance if I decline the job offer requiring me to move to Houston?

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Yes. The change-in-control severance plan that Vital Energy, Inc. (“Vital”) intends to adopt (the “Severance Plan”) is intended to provide severance benefits to full-time employees whose employment is terminated by the company without “cause” or by the employee for “good reason” within one year following the Closing, subject to the employee’s execution and non-revocation of a release and the terms of the Severance Plan. For purposes of the Severance Plan, “good reason” generally includes a material decrease in salary or a geographical relocation of the employee’s principal business location by more than 50 miles. If you decline a job offer requiring you to move to Houston, you may be asked to work a transition period at your current business location, but you will still have “good reason” and will be eligible to receive your severance at the end of the transition period without needing to satisfy any notice procedures.

[1]

Note that these FAQs serve as a supplement to the FAQs previously distributed on September 11, 2025. You can access the previous FAQs on the Vital intranet under HR or contact HR@vitalenergy.com for a copy.

3. If I receive an employment offer from Crescent, will it include a cost-of-living adjustment if I am moving to a different city than my current office location?

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There will not be any cost-of-living adjustment to your compensation package. Crescent offers competitive total rewards, and any offers of employment with Crescent will align with the company’s compensation structures and include relocation benefits if employees are required to move.

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For at least the first 12 months following the Closing, you can expect that your base salary or hourly wage and short-term target cash incentive opportunities will be no less favorable, in the aggregate, than as provided to you as of immediately prior to Closing.

4. When will I find out whether my role will continue for a transition period with Crescent?

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Crescent currently anticipates that by the end of October 2025, you will be notified whether you will receive an offer of continued employment with Crescent or a transition assignment, which will be contingent on the Closing.

5. How will existing contract workers be handled during the transition period?

•	Crescent will determine headcount needs and communicate directly with contractors or respective vendors. Contractors are not entitled to severance benefits and payments provided to employees.

Compensation, Benefits and Severance

6. How will my pay and benefits be impacted if I am asked to continue with Crescent for a transition period?

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For at least the first 12 months following the Closing, you can expect that your base salary or hourly wage and short-term target cash incentive opportunities will be no less favorable, in the aggregate, than as provided to you as of immediately prior to the Closing. Additionally, if you remain in your transition role until your designated transition date, you may be eligible for severance benefits if you then have a qualifying termination of employment pursuant to the terms of the Severance Plan. However, if you choose to leave prior to your designated transition period end date, you will forfeit any right to severance benefits you may have under the Severance Plan.

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You will remain on Vital’s payroll and benefits through the end of your transition period or, if sooner, the termination of your employment. Crescent expects most transition periods to end on or before June 30, 2026.

7. If I am asked to work a transition role with, or I accept a permanent offer of employment from, Crescent, are there any changes to Vital’s paid-time-off (“PTO”) policy, and can I carry over my unused PTO (up to 80 hours as allowed under Vital’s current policy) into 2026?

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If you are a transition employee, your current PTO plan under Vital will remain in effect through December 31, 2025. If your transition period continues beyond January 1, 2026, any accrued and unused PTO under the Vital plan will be paid out by January 31, 2026. You will transition to Crescent’s PTO plan effective January 1, 2026, and details regarding your new PTO allocation will be included in your transition letter.

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If you accept a permanent offer of employment from Crescent, your current PTO plan under Vital will remain in effect through December 31, 2025. Any accrued and unused PTO under the Vital plan will be paid out by January 31, 2026. You will transition to Crescent’s PTO plan effective January 1, 2026, and details about your PTO grant will be communicated to you in your offer letter.

8. Is the recently announced retention bonus related to my severance amount?

•	No, the two amounts are separate and additive to each other; however, you are not eligible to receive any retention bonus amount if your employment is terminated or you resign prior to the Closing.

9. Does Crescent offer remote work as a benefit?

•	Crescent does not offer remote or hybrid work schedules.

10. If I am terminated as a part of the Transaction, when will I find out the exact amount of severance benefits?

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The amount of your severance will be calculated immediately prior to your termination date, once your termination date is confirmed. Your severance amount will be communicated to you following this calculation, which will be made immediately prior to your termination date.

11. If I am terminated as a part of the Transaction, will the severance lump sum be paid in late 2025 or early 2026?

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Severance benefits could be paid in 2025 or 2026, depending upon several factors, including the timing of the Closing, the timing of any transition period or termination of employment date, and the timing of your execution of the release agreement (the “Release”), as well as payroll schedules for the relevant period.

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The lump sum severance payment will be taxable in the year in which it is received. The current Severance Plan and Release allows employees a 21-day review period (or, for employees age 40 or older, a 45-day review period), plus a 7-day revocation period. Following the 7-day revocation period (assuming that you do not revoke your Release during such period), the lump sum payment would be sent to payroll for processing on the next payroll for the relevant period.

12. Will Vital’s 401(k) match still be awarded on the short-term incentive plan (“STIP”) bonus and severance pay?

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The Vital STIP bonus is considered eligible compensation for both employee contributions and employer match under the Vital 401(k) plan. Other bonuses (such as the retention bonus award) and any severance amounts that might be paid are not considered 401(k) eligible compensation. Please refer to Vital’s 401(k) Summary Plan Description for more details around eligible 401(k) compensation.

13. Does the same level of coverage and benefits on COBRA include any current dependents we have on our plans?

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COBRA provides employees and their dependents with the right to continue employer-sponsored health insurance for a limited period after certain qualifying events. The COBRA coverage will be at the same level of coverage and cover the same dependents as were covered under the Vital plan. Enrolled dependents can also elect COBRA coverage if they were enrolled in the plan prior to your COBRA qualifying event.

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If you have a qualifying termination of employment within one year following the Closing under the Severance Plan and satisfy the release requirement, you will receive, as part of your severance, a lump sum payment from the company intended to help cover your COBRA premiums (for the same level of coverage and benefits you were enrolled in at the time of your termination of employment) for up to six months following your termination of employment.

14. Where can I find the definitions of “good reason” and “cause” as used in the Severance Plan?

•	The definitions will be defined in the Severance Plan document, which will be shared with Vital employees in the coming weeks.

15. How are years of service with Vital or a predecessor of Vital calculated under the Severance Plan for the purpose of determining a severance benefit? More specifically, what does a “predecessor to Vital” include and is service credit rounded?

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Years of service under the Severance Plan are based on the employee’s continuous service date with Vital (formerly Laredo Petroleum, Inc.) and includes any post-Closing service with Crescent. You can find your continuous service date on your Workday profile.

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Your year(s) of service are your completed full years of continuous service, rounded up to the next whole year for any partial year, commencing upon your original hire date or your most recent rehire date of employment with Vital and ending on the termination date. The Severance Plan will provide for a minimum severance benefit of 26 weeks and a maximum benefit of 52 weeks. Employees can find their continuous service date in their Workday Profile under Job > Service Dates > Continuous Service Date.

16. Will my Vital Restricted Stock Awards fully vest if I am continuing employment with Crescent or if my employment is terminated as a part of the Transaction?

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Yes, if you remain employed through the Closing, each Vital Restricted Stock Award that is outstanding prior to the Closing will accelerate and immediately vest in full at the Closing and be converted (by being multiplied by an exchange ratio of 1.9062) into the right to receive shares of Crescent Common Stock following the Closing, with a cash payment made in lieu of any fractional shares. If you remain employed through the Closing, you will be entitled to this accelerated vesting regardless of whether your employment is terminated as a part of the Transaction. More information about the treatment of your outstanding equity awards will be provided to you in a separate communication.

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Transaction”) between Vital and Crescent. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information

In connection with the Transaction, Crescent filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, that includes a preliminary joint proxy statement of Crescent and Vital and a prospectus of Crescent. The registration statement has not been declared effective by the SEC and the information contained in the preliminary joint proxy statement/prospectus is not complete and may be changed. The Transaction will be submitted to Crescent’s and Vital’s stockholders for their consideration. Crescent and Vital may also file other documents with the SEC regarding the Transaction. The definitive joint proxy statement/prospectus will be sent to the stockholders of Crescent and Vital. This document is not a substitute for the registration statement and joint proxy statement/prospectus filed with the SEC or any other documents that Crescent or Vital may file with the SEC or send to stockholders of Crescent or Vital in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF CRESCENT AND VITAL ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Crescent or Vital through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Vital will be made available free of charge on Vital’s website at vitalenergy.com, under the “Investors—Financial Information” tab, or by directing a request to Investor Relations, Vital Energy, Inc., 521 East 2nd Street, Suite 1000, Tulsa, OK 74120, Tel. No. (918) 513-4570. Copies of documents filed with the SEC by Crescent will be made available free of charge on Crescent’s website at crescentenergyco.com under the “Investors—SEC Filings” tab or by directing a request to Investor Relations, Crescent Energy Company, 600 Travis Street, Suite 72000, Houston, TX 77002, Tel. No. (713) 332-7001.

Participants in the Solicitation

Crescent and Vital and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Transaction.

Information regarding Vital’s directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, (i) is set forth in Vital’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings “Proposal One – Election of Three Class III Directors at the 2025 Annual Meeting”, “Proposal Three – Advisory Vote Approving the Compensation of Our Named Executive Officers”, “Stock Ownership Information”, and “Related Party Transactions”, which was filed with the SEC on April 10, 2025 and available at https://www.sec.gov/Archives/edgar/data/1528129/000152812925000071/vtle-20250409.htm and (ii) to the extent holdings of Vital’s securities by the directors or executive officers have changed since the amounts set forth in Vital’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001528129. You can obtain a free copy of these documents at the SEC’s website at http://www.sec.gov or by accessing Vital’s website at vitalenergy.com.

Information regarding Crescent’s executive officers and directors, including a description of their direct or indirect interests, by security holdings or otherwise, (i) is set forth in Crescent’s Annual Report on Form 10-K for the year ended December 31, 2024, including under Part III, Item 10. Directors, Executive Officers and Corporate Governance, Part III, Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, and Part III, Item 13. Certain Relationships and Related Transactions, and Director Independence, which was filed with the SEC on February 26, 2025, and available at https://www.sec.gov/Archives/edgar/data/1866175/000186617525000024/crgy-20241231.htm and (ii) to the extent holdings of Crescent’s securities by its directors or executive officers have changed since the amounts set forth in Crescent’s Annual Report on Form 10-K for the year ended December 31, 2024, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001866175. You can obtain a free copy of these documents at the SEC’s website at www.sec.gov or by accessing Crescent’s website at crescentenergyco.com.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the joint proxy statement/prospectus regarding the Transaction when it becomes available. You may obtain free copies of this document as described above.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Crescent or Vital expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Crescent may not approve the issuance of new shares of Class A common stock in the Transaction or that stockholders of Vital may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Crescent’s Class A common stock or Vital’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Crescent and Vital to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Crescent’s or Vital’s control, including those detailed in Crescent’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at crescentenergyco.com and on the SEC’s website at http://www.sec.gov, and those detailed in

Vital’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Vital’s website at vitalenergy.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Crescent or Vital believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Crescent and Vital undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.